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SEC FILE NUMBER
047285

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pictet Overseas Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000, de la Gauchetière West, Suite 3100
(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Zavitsanos / Eric Hamid	514-350-6232 / 514-350-6249	mzavitsanos@pictet.com / ehamid@pictet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

1250, Rene-Levesque Blvd West, Suite 2500	Montreal	Quebec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Zavitsanos / Eric Hamid, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pictet Overseas Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Executive Director, CFO & FINOP / Managing Director & CEO

Notary Public
Claudia Gourde, Lawyer, Quebec Bar #24743-6

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☒ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pictet Overseas Inc.

Statements of Financial Condition

As of December 31, 2022 and December 31, 2021

(expressed in US dollars)

	2022 $	2021 $
Assets		
Current assets		
Cash and cash equivalents	2,384,608	1,949,885
Cash segregated for benefit of customers	6,292,948	6,293,099
Financial assets at fair value through net income (note 4)	11,091,803	-
Short-term deposits (note 5)	31,000,000	43,500,000
Accounts receivable	947,201	1,002,728
Derivative financial assets (note 6)	259,326	230,590
Due from customers (note 7)	956	38,564,587
Due from correspondents (note 8)	29,389,767	5,574,939
Prepaid expenses	1,421,145	321,265
Income taxes receivable	4,256	1,397
	82,792,010	97,438,490
Liabilities		
Current liabilities		
Accounts payable and accrued charges	885,389	700,266
Due to customers (note 9)	27,501,643	10,995,526
Due to correspondents (note 10)	-	31,823,413
Subordinated loan (note 11)	12,000,000	12,000,000
	40,387,032	55,519,205
Shareholder's Equity		
Redeemable preferred shares (note 13)	25,000,000	25,000,000
Common shares (note 13)	5,000,000	5,000,000
Retained earnings	12,404,978	11,919,285
	42,404,978	41,919,285
	82,792,010	97,438,490

Commitments and contingencies (note 23)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the financial statements

We have audited the accompanying statements of financial condition of Pictet Overseas Inc. (the Company) as of December 31, 2022 and December 31, 2021, and the related statements of changes in shareholder's equity, statements of changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement, statements of income and comprehensive income, and statements of cash flows for the years then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
The accompanying statements of computation of net capital and computation of aggregate indebtedness as of December 31, 2022 and December 31, 2021 (Schedule I), and statement of segregation requirements and funds in segregation for customers trading on US commodity exchanges (Schedule II), statement of segregation requirements and funds in segregation for customers' dealer options accounts (Schedule III), statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to commission regulation 30.7 (Schedule IV) and statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of CEA (Schedule V) as of December 31, 2022 (collectively, the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
February 28, 2023

We have served as the Company's auditor since 1996.

[1] CPA auditor, public accountancy permit No. A123475

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the Company) was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin (Luxembourg) SA (the Parent), and is an affiliate of Banque Pictet & Cie S.A. (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states, territories, and districts and as an approved futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA).

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits with maturities of less than three months.

Cash segregated for benefit of customers

Cash segregated for benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20, *Customer Segregated Accounts*, under Sections 4d(a) and 4d(b), and Regulation 30.7, *Customer Secured Accounts*, under Section 4(b) of the *Commodity Exchange Act* (CEA).

(expressed in US dollars)

Due from and to customers

Amounts due from and to customers consist of failed trades pending settlement, funds received, the net unrealized profit and loss on open future contract positions, and the net value of options on futures contracts.

Due from and to correspondents

The amounts due from and to correspondents include amounts receivable or payable to broker dealers for failed trades pending settlement, net liquidating equity on open futures contract positions and the net value of options on futures contracts held at the Company's clearing FCM.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission-based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income at fair value through net income (FVTNI) for open foreign currency forward contracts on the trade date.

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis, and as such, the Company does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

(expressed in US dollars)

Non-clearing futures commission merchant

In its capacity as an FCM, the Company provides trade execution services for domestic and foreign listed derivative products. The Company is a non-clearing FCM and clears its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the statement of financial condition date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are no longer recognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are no longer recognized when they have expired or have been cancelled.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(expressed in US dollars)

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are classified in one of the following categories: FVTNI or loans and receivables.

Financial assets designated at FVTNI comprise US Government treasury Bills and derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses if any.

Financial liabilities designated as loans and receivables comprise accounts payable and accrued charges, due to customers, due to correspondents and subordinated loan. These financial liabilities initially recognized at fair value are recorded at amortized cost.

3 Recent accounting developments – Accounting guidance recently adopted

There were no new standards that were recently issued that would impact the Company.

4 Financial assets at fair value through net income

	2022 $	2021 $
US Government Treasury Bills at fair value	11,091,803	-
	11,091,803	-

(expressed in US dollars)

5 Short-term deposits

As of December 31, 2022, the Company had two short-term deposits in the amounts of $ 11,000,000 and $ 20,000,000, bearing interest at 4.18% and 4.28%, respectively, and maturing on January 6 and January 13, 2023, respectively.

As of December 31, 2021, the Company had three short-term deposits in the amounts of $11,000,000, $11,500,000 and $21,000,000, bearing interest at 0.05%, 0.03% and 0.03%, respectively, and maturing on January 21, January 7 and January 21, 2022, respectively.

6 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterparty credit risk is entirely hedged as BPSA is the Company's counterpart for both the derivative asset and liability. These back to back transactions are offset, and only the resulting spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

The fair value of the derivative financial instruments netted in the statement of financial condition is as follows:

(expressed in US dollars)

					2022
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC $	Total $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	132,126	-	-	11,770,814,288	11,770,814,288
Between 3 and 6 months	93,507	-	-	7,843,533,738	7,843,533,738
Between 6 and 9 months	-	-	-	-	-
Between 9 and 12 months	33,693	-	-	134,673,875	134,673,875
Total financial instruments	259,326	-	-	19,749,021,901	19,749,021,901

					2021
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC $	Total $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	100,483	-	-	12,319,891,499	12,319,891,499
Between 3 and 6 months	96,366	-	-	9,140,916,293	9,140,916,293
Between 6 and 9 months	951	-	-	3,911,566	3,911,566
Between 9 and 12 months	32,790	-	-	129,364,669	129,364,669
Total financial instruments	230,590	-	-	21,594,084,027	21,594,084,027

7 Due from customers

	2022 $	2021 $
FCM segregated accounts	-	38,464,591
Failed trades pending settlement	-	99,996
Other	956	-
	956	38,564,587

(expressed in US dollars)

8 Due from correspondents

	2022 $	2021 $
FCM secured accounts	18,811,440	5,562,622
FCM segregated accounts	10,578,327	-
Failed trades pending settlement	-	12,317
	29,389,767	5,574,939

9 Due to customers

	2022 $	2021 $
FCM secured accounts	17,226,294	4,106,615
FCM segregated accounts	10,275,349	6,876,529
Failed trades pending settlement	-	12,382
	27,501,643	10,995,526

10 Due to correspondents

	2022 $	2021 $
FCM secured accounts	-	31,723,481
Failed trades pending settlement	-	99,932
	-	31,823,413

11 Subordinated loan

On April 25, 2019, the Company entered into a subordinated loan agreement, (the "subordinated loan") with its Parent in accordance with Appendix D of SEC Rule 15c3-1. This subordinated loan is non-secured and subordinate to the Company's obligations to other vendors and creditors. The subordinated loan has an initial one-year term and a 3% annual interest rate, calculated using the simple interest method. To the extent that such borrowings are required for the continued compliance with the minimum net capital requirements, they may not be repaid. The term is automatically renewed for additional one-year terms unless the Parent notifies in writing, both the Company and FINRA, before the scheduled maturity date of its intention not to extend the maturity date. This will be allowed provided the Company continues to comply with the minimum net capital requirements both before and after the proposed return of funds. The loan was renewed for an additional one-year term on April 25, 2022. The subordinated loan is included in the calculation of the Company's net capital as per the SEC's uniform net capital rule.

(expressed in US dollars)

12 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank will extend and/or renew up to $10,000,000 of secured loans on a revolving basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2022 and 2021, no amount is due under this agreement.

13 Capital stock

Authorized, unlimited as to number

Class A common shares, voting

Class B common shares, non-voting

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2022 $	2021 $
22,500,000 Class C preferred shares	22,500,000	22,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	30,000,000	30,000,000

(expressed in US dollars)

14 Commissions

	2022 $	2021 $
Brokerage commissions (note 19)	7,246,020	8,548,996
Foreign exchange market (note 19)	1,154,369	889,371
Commodities (note 19)	1,728,319	1,564,232
	10,128,708	11,002,599

15 Other income

	2022 $	2021 $
FCM minimum fee (note 19)	1,301,838	1,208,784
Custody fees	166,000	-
Rebate and other revenues	38,983	27,054
	1,506,821	1,235,838

16 Operating expenses

	2022 $	2021 $
Stock exchange and related expenses	2,788,894	2,691,676
Commission reallowances	1,005,961	1,139,479
Information services and subscriptions	2,437,894	2,282,127
Membership fees	143,532	138,658
Licences and software maintenance	13,051	13,600
Loss on foreign exchange	218,988	37,615
	6,608,320	6,303,155

17 General and administrative expenses

	2022 $	2021 $
Management fees	1,185,238	1,172,138
Professional and other fees	382,984	472,263
General office expenses	22,467	20,853
	1,590,689	1,665,254

(expressed in US dollars)

18 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2022 $	2021 $
Income before income taxes	652,454	380,983
Income taxes at statutory rate of 26.5% (2021 – 26.5%)	172,900	100,961
Permanent items		
Non-deductible interests	-	298
Other reconciliation items		
True-up difference from prior years and other	(6,139)	3,357
Provision for income taxes	166,761	104,616

19 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statement of financial condition includes the following related party balances:

	2022 $	2021 $
Assets		
Cash and cash equivalents	96,211	72,718
Accounts receivable	675,000	895,949
Due from customers	-	38,464,591
Liabilities		
Accounts payable and accrued charges	411,253	249,000
Due to customers	27,501,913	2,665,395
Due to correspondents	-	99,932
Subordinated loan	12,000,000	12,000,000

(expressed in US dollars)

The statement of income and comprehensive income includes the following related party transactions:

	2022 $	2021 $
Revenue		
Commissions: Brokerage commissions and foreign exchange market	3,949,944	4,991,697
Commissions: Commodities	1,710,941	1,555,098
Other income: FCM minimum fee	1,301,838	1,208,784
Other income: Custody fee	166,000	-
Interest	199,000	-
Expenses		
Personnel	3,307,772	3,201,551
Operating	316,717	362,949
General and administrative	1,185,238	1,172,139
Interest	365,045	365,334

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and are remitted to the Company.

During the years ended December 31, 2022 and 2021, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered on US equities, options and fixed income.

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as an FCM. This fee is reviewed and agreed upon annually.

The Company is charged interest on debit balances on futures trading accounts by its correspondent clearing broker. The Company is also charged custody fees on the collateral lodged as security against margin required on futures trades at the correspondent broker. Effective 2022, both of these amounts have been charged back to the underlying clients.

(expressed in US dollars)

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

20 Collateral pledged and received

The Company receives securities from customers in connection with its FCM activity. These securities are used to cover initial margin requirements. As of December 31, 2022, the Company received collateral with a market value of $129,406,042 (2021 – $188,800,093) and $57,750,859 (2021 – $34,286,179) for customers' segregated and secured accounts, respectively, to cover its customers' exposures, which were partly pledged to the clearing FCM. These securities are not included in the balance stated on the Company's statement of financial condition, as they do not meet the criteria for recognition under US GAAP.

21 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, treasury bills, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2022 $	2021 $
Cash and cash equivalents	2,384,608	1,949,885
Cash segregated for benefit of customers	6,292,948	6,293,099
Financial assets at fair value through net income	11,091,803	-
Short-term deposits	31,000,000	43,500,000
Accounts receivable	947,201	1,002,728
Derivative financial assets	259,326	230,590
Due from customers	956	38,564,587
Due from correspondents	29,389,767	5,574,939
Maximum exposure	81,366,609	97,115,828

(expressed in US dollars)

The Company's financial instruments are with other major financial institutions which have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As of December 31, 2022 and 2021, there were no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits or in treasury bills for a period of up to 12 months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits or in treasury bills held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2022 by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
US Government treasury bills	11,091,803			11,091,803
Derivative financial assets		259,326		259,326

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2022.

(expressed in US dollars)

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2021 by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
Derivative financial assets	-	230,590	-	230,590

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2021.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its financial instruments recorded at amortized cost, since they all have a maturity of less than one month. The subordinated loan bears interest at fixed rates and therefore is not exposed to interest rate risk.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31 are as follows.

			2022			2021
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	891	89,165	30,187	(1,149,328)	104,890	3,795
Accounts receivable	-	124,351	2	-	(253,238)	4,199
Derivative financial assets	62,221	102	30,483	6,821	-	263,572
Due from customers	-	-	956	-	-	-
Due from correspondents	8,005,546	228,962	7,294,043	2,534,096	589,517	(615,464)
Prepaid expenses				-	-	-
Due to customers	-	-	-	-	-	-
Due to correspondents	-	-	-	358,800	-	657,331
Accounts payable and accrued charges	-	(658,486)	-	-	(103,535)	-
	8,068,658	(215,906)	7,355,671	1,750,389	337,634	313,433

Based on the above net exposures as of December 31, 2022 and 2021, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $403,433 (2021 – $87,519) respectively in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $10,795 (2021 – $16,882), respectively, in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $367,784 (2021 – $15,672), respectively, in net income.

(expressed in US dollars)

22 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

a) $1,000,000;

b) 8% of the amount of customers' risk maintenance margin; and

c) 6 2/3% of the Company's aggregate indebtedness (AI).

It is also required that the Company's AI not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold customer funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In its capacity as an FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2022, for customers trading on US commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $5,130,880 (2021 – $4,690,320). As of December 31, 2022, for customers trading outside of the US pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $3,101,014 (2021 – $2,926,976).

In 2022, the Company continued with its 2021 strategy, which was to maintain its excess net capital at an adequate level for its operations. As of December 31, 2022, the Company's net capital and minimum net capital required were $49,887,915 and $12,589,516 (2021 – $51,669,262 & 11,362,267$) respectively resulting in an excess net capital of $37,298,399 (2021– $40,306,995).

(expressed in US dollars)

23 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss would result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency would occur, the Company would disclose the contingency. As of December 31, 2022 and 2021, no provisions for contingencies were accrued.